United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 12, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

12 October 2018

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 31 May 2018 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
5 October 2018	3,300	44.5	44.85	44.636061	CBOE BZX Equity Exchange (“BATS”)
5 October 2018	1,577	44.53	44.74	44.645409	Boston Stock Exchange (“BSE”)
5 October 2018	141	44.63	44.66	44.638723	BATS Global Markets Secondary Exchange (“BYX”)
5 October 2018	16,100	44.495	44.98	44.777019	CFX Alternative Trading (“CFX”)
5 October 2018	223	44.5	44.53	44.516547	IEX (“IEXG”)
5 October 2018	126,088	44.48	44.97	44.690692	NASDAQ
5 October 2018	8,071	44.5	44.89	44.669143	New York Stock Exchange (“NYSE”)
5 October 2018	51,700	44.49	44.98	44.590131	OTC Markets (“OTC”)
5 October 2018	3,400	44.5	44.8	44.681176	NYSE Arca (“PSE”)
5 October 2018	500	44.55	44.76	44.626000	CBOE EDGX Equity Exchange (“XDEX”)
8 October 2018	1,721	44.42	44.91	44.668850	BATS
8 October 2018	1,200	44.45	44.81	44.763333	BSE
8 October 2018	500	44.42	44.8	44.714000	BYX
8 October 2018	6,151	44.42	44.91	44.744975	CFX
8 October 2018	200	44.54	44.76	44.650000	IEXG
8 October 2018	8,900	44.43	44.92	44.718933	NASDAQ

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
8 October 2018	300	44.45	44.79	44.563333	NYSE- National Exchange (“NSX”)
8 October 2018	3,471	44.43	44.92	44.711069	NYSE
8 October 2018	8,932	44.42	44.92	44.650542	OTC
8 October 2018	139,066	44.43	44.93	44.599161	PSE
8 October 2018	800	44.42	44.8	44.566250	XDEA
8 October 2018	1,959	44.42	44.83	44.641756	XDEX
9 October 2018	6,572	43.8	44.52	43.954379	BATS
9 October 2018	4,436	43.795	44.52	43.980070	BSE
9 October 2018	1,156	43.84	44.31	43.919204	BYX
9 October 2018	5,300	43.8	44.52	44.040943	CFX
9 October 2018	1,000	43.85	44.52	44.228000	IEXG
9 October 2018	154,934	43.79	44.53	44.086406	NASDAQ
9 October 2018	300	44.31	44.5	44.373333	NSX
9 October 2018	8,542	43.8	44.51	43.952227	NYSE
9 October 2018	36,664	43.79	44.52	43.973056	OTC
9 October 2018	100	43.92	43.92	43.920000	Nasdaq PSX (“PHLX”)
9 October 2018	4,872	43.79	44.53	44.294433	PSE
9 October 2018	478	43.84	44.11	43.902301	XDEA
9 October 2018	1,846	43.83	44.31	43.993174	XDEX
10 October 2018	8,185	43.16	43.99	43.474930	BATS
10 October 2018	2,810	43.12	43.83	43.476071	BSE
10 October 2018	1,009	43.12	43.58	43.461209	BYX
10 October 2018	5,200	43.12	43.95	43.466635	CFX
10 October 2018	5,700	43.56	43.75	43.715614	IEXG
10 October 2018	155,317	43.11	44.04	43.527346	NASDAQ
10 October 2018	300	43.45	43.58	43.533333	NSX
10 October 2018	7,676	43.12	43.58	43.378731	NYSE
10 October 2018	41,482	43.11	44	43.642903	OTC
10 October 2018	4,400	43.11	44	43.521591	PSE
10 October 2018	100	43.57	43.57	43.570000	XDEA
10 October 2018	2,821	43.11	43.81	43.440734	XDEX
11 October 2018	2,400	42.64	43.01	42.895000	BATS
11 October 2018	2,000	42.76	43	42.864750	BSE
11 October 2018	10	42.84	42.84	42.840000	BYX
11 October 2018	1,500	42.76	43.2	42.946333	CFX
11 October 2018	185,664	42.57	43.24	42.887182	NASDAQ
11 October 2018	9,156	42.59	42.99	42.832971	NYSE
11 October 2018	25,072	42.59	43.2	42.901742	OTC
11 October 2018	100	42.95	42.95	42.950000	PHLX
11 October 2018	2,898	42.61	43.15	42.864852	PSE
11 October 2018	300	42.68	42.91	42.813333	XDEA
11 October 2018	900	42.68	42.99	42.887778	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc, (ISIN: GB00BDCPN049)
Dates of purchases:	5, 8, 9, 10 and 11 October 2018
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at: https://www.ccep.com/system/file_resources/4241/181012_Weekly_Buyback_Programme_indiv_trade_details.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: October 12, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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